Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year-Ended December 31,
(unaudited)	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$(127,256)	$(373,075)	$(7,820)	$(55,654)	$29,849
Fixed charges	102,890	72,741	73,012	73,589	68,594
Earnings	$(24,366)	$(300,334)	$65,192	$17,935	$98,443
Fixed charges:
Rental expense	$6,265	$4,638	$5,621	$6,081	$6,156
Interest expense	96,625	68,103	67,391	67,508	62,438
Fixed charges	$102,890	$72,741	$73,012	$73,589	$68,594
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	1.4x
(a) Earnings were inadequate to cover fixed charges for the years ended December 31, 2016,  2015 and 2014 by $127.3 million, $373.1 million and $7.87 million, respectively.